UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  May 2004

VICEROY EXPLORATIONS LTD.
(Name of Registrant)

Suite 520 - 700 West Pender Street
Vancouver, B.C.
Canada V6C 1G8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for Quarter Ended March 31, 2004
99.2	Management Discussion and Analysis
99.3	Form 52-109FT2 - Certification of Interim Financial Statements - CEO
99.4	Form 52-109FT2 - Certification of Interim Financial Statements - CFO
99.5	Confirmation of Mailing
99.6	Continuous Disclosure Obligations Document
99.7	Material Change Report for News Release Dated May 26, 2004
99.8	News Release Dated May 26, 2004
99.9	Material Change Report for News Release Dated May 27, 2004
99.10	News Release Dated May 27, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viceroy Explorations Ltd.
(Registrant)

Date: May 28, 2004	By:	/s/ Michele Jones
Michele Jones
Corporate Secretary